

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Mann C. Yam
Chief Executive Officer
Frontera Group, Inc.
140-75 Ash Avenue, Suite 2C
Flushing, NY 11355

> **Re: Frontera Group, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 28, 2021**
> **File No. 024-11731**

Dear Mr. Yam:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A filed December 28, 2021

General

1. We note your Quarterly Report on Form 10-Q filed February 18, 2022. Please tell us what consideration you gave to updating your Form 1-A to include interim financial statements and other relevant information from your Form 10-Q for the quarter ended December 31, 2021. Refer to Rule 252(a) of Regulation A, which requires that the offering statement contain "any other material information necessary to make the required statements contained in the offering statement, in light of the circumstances under which they are made, not misleading."

2. We note that your auditor's consent is dated December 27, 2021. Please file an updated auditor's consent in connection with your audited financial statements.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matt Stout